Exhibit 99.1

Media Release

Planegg/Munich, Germany, March 18, 2020

MorphoSys Presents Results for Fiscal Year 2019

Conference call and webcast (in English) tomorrow, March 19, 2020 at 2:00pm CET (1:00pm GMT/9:00am EDT)

Key pipeline and corporate development updates:

•	Tafasitamab (MOR208):

•

Priority Review for BLA submission was granted by U.S. FDA for tafasitamab in combination with lenalidomide for relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL) based on positive primary analysis data of L-MIND and Re-MIND studies

•	Expanded Access Program (EAP) for tafasitamab in the U.S. (initiated in February 2020)

•	B-MIND: Study successfully passed pre-planned, event-driven interim analysis for futility

•	MOR202: First clinical sites activated for MorphoSys’ phase 1/2 trial in membranous nephropathy; pivotal trials initiated by I-Mab in multiple myeloma

•	Otilimab (MOR103/GSK3196165): GSK initiated clinical development program in rheumatoid arthritis

•	Tremfya®:

•	Partner Janssen submitted sBLA to U.S. FDA and marketing authorization application to EMA seeking approval of Tremfya® for treatment of active psoriatic arthritis

•	Clinical development initiated in ulcerative colitis and familial adenomatous polyposis

•	Jean-Paul Kress, M.D., appointed as new CEO of MorphoSys, effective September 1, 2019, following Dr. Simon Moroney’s retirement

•	MorphoSys’ research organization integrated into the Clinical Development segment under the lead of Dr. Malte Peters, CR&DO, following departure of Dr. Markus Enzelberger, CSO

•	Strengthening of U.S. presence: Opening of new U.S. headquarters in Boston; growing commercial team and progress towards launch readiness

Financial highlights:

•	The Company ended the financial year with revenues of €71.8 million and an EBIT of €-107.9 million

•	€357.4 million cash at year-end 2019 (December 31, 2018: €454.7 million)

•	Milestone payment of €22 million by GSK due to start of phase 3 program with otilimab

•	Royalties for Tremfya® amounted to €31.8 million; Tremfya® reached blockbuster status

Important subsequent event: Collaboration and licensing agreement with Incyte to further develop and commercialize tafasitamab globally (effective March 3, 2020)

•

The agreement secured a $750 million upfront and MorphoSys received a $150 million capital investment in new American Depositary Shares (ADS) by Incyte at a price of $41.32 per ADS (including a 20% premium on the volume-weighted average share price thirty days prior to execution of the collaboration and licensing agreement) as well as MorphoSys’ eligibility to receive potential milestone payments amounting to up to $1.1 billion; MorphoSys is also entitled to receive tiered royalties on potential ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range

•	MorphoSys and Incyte will co-commercialize tafasitamab in the U.S. and Incyte has exclusive commercialization rights outside of the U.S.

•

The agreement includes broad co-development plans for tafasitamab in r/r DLBCL, frontline DLBCL as well as additional indications beyond DLBCL, such as follicular lymphoma, marginal zone lymphoma, and chronic lymphocytic leukemia

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) reports results for the financial year 2019 and provides a financial and operational outlook for 2020.

“The year 2019 was marked by substantial progress and great achievements. We delivered on executing our strategy and on achieving our goals for 2019 and made great strides towards bringing our first proprietary investigational product, tafasitamab, to the market in the U.S. If approved by the FDA, we are ready for tafasitamab’s market entry and we expect this will be a transformative milestone for MorphoSys,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “Another major accomplishment is our recently signed global collaboration and licensing agreement with Incyte for the further development and commercialization of tafasitamab. We are delighted to have brought Incyte on board, a very strong and dedicated partner. We are now joining forces to unlock tafasitamab’s full potential and value. With MorphoSys’ commercial entity in the U.S. now up and running, we are confident that we are fully prepared for the anticipated launch. Beyond tafasitamab, we also reported progress for our other proprietary candidates, with MOR202 now being tested in an autoimmune disease, while our partner I-Mab initiated the pivotal development in multiple myeloma, and otilimab is now in phase 3 development in rheumatoid arthritis, led by GSK. We look forward to exploiting the numerous opportunities lying within our pipeline.”

“As in previous years, we have met our improved financial guidance for revenues, R&D expenses and EBIT” added Jens Holstein, Chief Financial Officer of MorphoSys. “We increased our revenue and EBIT projections following a €22 million milestone payment by GSK in July of 2019. With the Incyte collaboration becoming effective, we have been able to further strengthen our cash position of €357.4 million by year-end, adding another $900 million to the company’s accounts. In summary, 2019 and the start of 2020 have been financially as well as operationally very successful. MorphoSys is in excellent shape to realize its strategic goals for the years to come.”

Financial Review for the Fiscal Year 2019 (IFRS)

In 2019, MorphoSys continued to focus on applying its proprietary technology and expertise to the research and development of innovative drug candidates, both for partners and for its own account. Group revenues for 2019 reached €71.8 million (2018: €76.4 million).

Revenues for 2019 include €62.3 million for success-based payments received primarily from Janssen (2018: €19.4 million) including royalties on net sales of Tremfya® amounting to €31.8 million for 2019 (2018: €15.4 million). Due to a contractually triggered currency conversion effect, the Tremfya® royalty revenue for 2019 was lowered by €3.0 million.

In the Proprietary Development segment, MorphoSys focuses on research and clinical development of its own drug candidates in the fields of cancer and inflammation. In 2019, this segment recorded revenues of €34.3 million (2018: €53.6 million), which included a €22 million milestone payment by GSK due to the start of the clinical development of otilimab (MOR103/GSK3196165) in rheumatoid arthritis. The decline compared to the previous year was a result of the revenues recognized in 2018 from a €47.5 million upfront payment MorphoSys received under the MOR106 agreement concluded with Novartis in 2018.

In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new drug candidates for pharmaceutical companies, benefiting from its partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. Revenues in the Partnered Discovery segment increased from €22.8 million in 2018 to €37.5 million in 2019. The segment revenues for 2019 included €4.3 million for funded research and license fees (2018: €3.5 million) as well as €33.2 million for success-based payments received primarily from Janssen (2018: €19.3 million).

Total operating expenses in 2019 increased to €179.9 million from €136.5 million in 2018, based on the ramp-up of preparations for a potential tafasitamab U.S. commercialization as well as build-up of the MorphoSys U.S. operations. In 2019, research and development expenses amounted to €108.4 million, as compared to €106.4 million in 2018. Expenses for proprietary R&D, including technology development, amounted to €98.6 million (2018: €98.3 million).

In 2019, cost of sales increased to €12.1 million (2018: €1.8 million) mainly driven by material produced for the potential launch of tafasitamab. Selling expenses increased to €22.7 million (2018: €6.4 million), and general and administrative expenses increased from €21.9 million in 2018 to €36.7 million in 2019, both primarily as a result of higher personnel expenses and expenses for external services.

Earnings before interest and taxes (EBIT) amounted to €-107.9 million (2018: €-59.1 million) in line with the updated guidance from July 2019 (€-105 to €-115 million). The Proprietary Development segment reported an EBIT of €-109.1 million (2018: €-53.2 million). EBIT in the Partnered Discovery segment was €26.8 million (2018: €13.3 million). In 2019, the consolidated net loss amounted to €-103.0 million (2018: €-56.2 million). The loss per share for 2019 was €-3.26 (2018: €-1.79).

At year-end 2019, the Company had €357.4 million in cash, reported on the balance sheet under the line items “cash and cash equivalents”; “financial assets at fair value through profit or loss”; and current and non-current “other financial assets at amortized cost”. On December 31, 2018, the Group’s liquidity position amounted to €454.7 million.

The number of shares issued totaled 31,957,958 at year-end 2019 (year-end 2018: 31,839,572).

Financial Guidance and Operational Outlook for 2020

For the financial year 2020, MorphoSys will continue to invest strongly in the development of its proprietary candidates, with the primary goal of driving tafasitamab to market and preparing the Company for its commercialization. For 2020, MorphoSys expects to generate Group revenues in the range of €280 to €290 million. This guidance does not include revenues generated from tafasitamab and revenues from future collaborations and/or licensing agreements. Revenues are expected to include royalty income from Tremfya® of €37 to €42 million. R&D expenses are anticipated in a corridor of €130 to €140 million. The Company expects earnings before interest and taxes (EBIT) of €-15 to €5 million. The guidance is based on constant currency exchange rates and does not include any contributions from tafasitamab revenues and any effects from potential in-licensing or co-development deals for new development candidates. The operational and financial guidance does not include a potential impact of the ongoing global COVID-19 crisis on MorphoSys’ business operations including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution.

In its Proprietary Development segment, MorphoSys expects the following events and activities in 2020:

Tafasitamab (MOR208)

•

Market launch of tafasitamab and lenalidomide in r/r DLBCL in the U.S. planned by mid-2020 (under the assumption of an U.S. FDA approval by the PDUFA date of August 30, 2020), together with our partner Incyte as part of the co-commercialization strategy under our collaboration and licensing agreement

•

Support of Incyte for the submission of a marketing authorization application for tafasitamab and lenalidomide for r/r DLBCL to the European EMA by mid-2020; Incyte has exclusive commercialization rights outside of the U.S.

•	Continue phase 1b study First-MIND in previously untreated DLBCL

•	Continue pivotal phase 3 trial evaluating tafasitamab plus bendamustine in r/r DLBCL in comparison to rituximab and bendamustine (B-MIND trial)

•	Continue phase 2 COSMOS trial of tafasitamab with idelalisib and venetoclax in CLL/SLL.

•	Expansion of tafasitamab’s clinical development beyond DLBCL under the collaboration and licensing agreement with Incyte

•	Commercial activities: Continued expansion of the commercial infrastructure and strategic presence in the U.S. to ensure tafasitamab launch readiness, matched by the resources provided by Incyte

MOR202

•	MorphoSys: Continue clinical development of MOR202 in membranous nephropathy as well as other autoimmune indications.

•	I-Mab: Continue pivotal development program with MOR202 in multiple myeloma in the Chinese region.

Otilimab (MOR103/GSK3196165): GSK to continue clinical phase 3 development program with otilimab in rheumatoid arthritis.

MOR107: Continue preclinical investigation of MOR107 with a focus on oncology indications.

In its Partnered Discovery segment, MorphoSys expects the following events in 2020:

Tremfya® (guselkumab):

Janssen is currently conducting a series of clinical studies with Tremfya® (guselkumab) in various indications that could generate data during 2020. In 2019, Janssen submitted marketing authorization applications to the U.S. FDA and EMA for Tremfya® for the treatment of psoriatic arthritis. Decisions on these applications could potentially be made in 2020.

Other partnered programs: Publication of clinical data and achievement of regulatory milestones from other partnered programs may occur during 2020.

Whether, when and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of MorphoSys’ partners.

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, and/or acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys Group Key Figures (IFRS, end of financial year: December 31)

in € million	2019	2018	Change	Q4 2019	Q4 2018	Change
Revenues	71.8	76.4	(6%)	11.1	10.5	6%

Total operating expenses	(179.9)	(136.5)	(32%)	(62.0)	(56.5)	(10%)

Cost of sales	(12.1)	(1.8)	>(100%)	(1.2)	(0.9)	(33%)

R&D expenses	(108.4)	(106.4)	(2%)	(33.2)	(45.4)	27%

thereof expenses for proprietary R&D and technology development	(98.6)	(98.3)	0%	(29.8)	(43.2)	31%

Selling expenses	(22.7)	(6.4)	>(100%)	(13.3)	(2.8)	>(100%)

G&A expenses	(36.7)	(21.9)	(68%)	(14.3)	(7.4)	(93%)

Other income/expense	0.2	1.0	(80%)	(0.6)	0.0	n/a

EBIT	(107.9)	(59.1)	(83%)	(51.6)	(46.1)	(12%)

Consolidated net (loss) / profit	(103.0)	(56.2)	(83%)	(50.3)	(43.4)	(16%)

Earnings per Share, basic and diluted (in €)	(3.26)	(1.79)	(82%)	(1.59)	(1.37)	(16%)

Cash position (end of period)	357.4	454.7	(21%)	357.4	454.7	(21%)

Equity ratio (end of period) (in %)	80	91	(11PP )	80	91	(11PP )

No. of R&D programs (end of period)	117	115	2%	117	115	2%

No. of clinical programs (end of period)1)	29	29	—	29	29	—

No. of proprietary clinical programs (end of period)2)	5	5	—	5	5	—

*	Percentage point
**

Including MOR107, which concluded a phase 1 study in 2017 and is currently in preclinical investigation with a focus on oncology indications. Tremfya® is still considered as a clinical program due to ongoing studies in various indications.

***	Including otilimab (MOR103/GSK3196165), which is fully out-licensed to GSK, and MOR106, whose development in atopic dermatitis has being stopped for futility.

MorphoSys will hold its conference call and webcast tomorrow, March 19, 2020, to present the annual financial results 2019 and the outlook for 2020.

Dial-in number for the analyst conference call (in English) at 2:00pm CET; 1:00pm GMT; 9:00am EDT:

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830
Participant PIN:	48530958#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at http://www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript will be available at http://www.morphosys.com.

Consolidated Financial Statements 2019 (IFRS) are available for download at:

http://www.morphosys.com/FinancialReports

About tafasitamab

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing. In January 2020, MorphoSys and Incyte Corporation entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, outside the U.S., Incyte will have exclusive commercialization rights. Tafasitamab is being clinically investigated as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). The ongoing phase 3 study B-MIND assesses the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory CLL/SLL after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 28 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has over 400 employees. More information at www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2020, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to tafasitamab, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, and expected royalty and milestone payments in connection with MorphoSys’ collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations may be incorrect regarding its financial guidance for 2020, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to tafasitamab, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, and expected royalty and milestone payments in connection with MorphoSys’ collaborations, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, including a potential impact of the ongoing global COVID-19 crisis. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Investor Contact:

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Media Contacts:

Dr. Anca Alexandru

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26738

Anca.Alexandru@morphosys.com

Dr. Verena Kupas

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com